
May 16, 2022

Timothy Warbington
Chief Executive Officer
CREATIVE MEDICAL TECHNOLOGY HOLDINGS, INC.
211 E. Osborn Road
Phoenix, AZ 85012

> **Re: CREATIVE MEDICAL TECHNOLOGY HOLDINGS, INC.**
> **Registration Statement on Form S-3**
> **Filed May 10, 2022**
> **File No. 333-264824**

Dear Mr. Warbington:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Westbrook at 202-551-5019 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Zev M. Bomrind, Esq.